HAIGHTS CROSS COMMUNICATIONS, INC.
10 New King Street — Suite 102
White Plains, NY 10604
January 30, 2009
PRIVATE AND CONFIDENTIAL
Securities and Exchange Commission
Washington, D.C. 20549-0402
Attn: Jeffrey Jaramillo, Esq.

Re:	Responses to the comment letter of the Securities and Exchange Commission Staff dated January 16, 2009 regarding Haights Cross Communications, Inc.
Ladies and Gentlemen:
Haights Cross Communications, Inc., a Delaware corporation (“Haights Cross” or the “Company”), is hereby responding to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Mark Kurtz dated January 16, 2009. The Staff’s comments are related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Second Quarter Form 10-Q”).
The responses set forth below have been organized in the same manner in which the Staff’s comments were presented to the Company.
Form 10-K for the fiscal year ended December 31, 2007
Exhibits
1. SEC COMMENT: As indicated in your response to our prior comment 6, please file an amendment to your Form 10-K for the fiscal year ended December 31, 2007 and your subsequent quarterly reports on Form 10-Q for 2008 to include the certifications pursuant to 18 U.S.C. section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and as required by Rule 15d-14(b) of the Exchange Act Rules.
COMPANY RESPONSE:
As requested, the Company will revise its filings to include the additional certificates. The Company will be filing, contemporaneously with this response, an amendment to our Form 10-K for the year ended December 31, 2007 and our quarterly report on Form 10-Q for the quarter ended March 31, 2008, which will include the certifications referred to above. We will file amendments for our quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 pending closure to our response to SEC Comment 2 below.
Form 10-Q for the quarterly period ended June 30, 2008
Note 7. Dispositions, page 8
2. SEC COMMENT: We note your response to our prior comment 8, but do not concur with your conclusions. Based on the information noted in your response, it appears that you have yet to obtain the rights to the $4.8 million amount placed in escrow, as demonstrated by the fact that you currently estimate that a working capital adjustment of $406,000 will be credited against the escrow balance and your previously recorded gain. Furthermore your response indicates the potential for a further reduction in the purchase price, which will be credited against the escrow balance, but which was not currently estimable at the time of your response. Based on the above factors, it appears that the $4.8 million escrow amount is a gain contingency, which had not been realized as of June 30, 2008. Gain contingencies should be recognized only when realization is deemed probable. See FAS No. 5 for guidance. In this regard, please revise your financial statements to eliminate recognition of this portion of the gain until it is probable it will be realized.
COMPANY RESPONSE:
We continue to believe that the $4.8 million placed in escrow related to the Oakstone sale is appropriately recognized as an asset at the time of the closing of the Oakstone sale. We provide the following supplement to clarify and expand for new facts to our original response dated December 12, 2008 for your consideration.
We believe that the total purchase price of $47.5 million, as indicated in the Oakstone sale agreement, was fixed and determinable at the time of the closing of the sale. The Oakstone purchase agreement provided that a portion of the total purchase price equal to $4.8 million shall be withheld and placed in an escrow account. Under the terms of the escrow agreement, adjustments to the estimate of ending working capital, claims made in regard to the representations and warranties, claims made for non-payment of seller maintained liabilities, non fulfillment of covenants, and non fulfillment of agreements contained in the sales agreement could be made by the buyer against the escrow balance. If no claims were made by the buyer, the escrow balance would be released by the escrow agent on the one year anniversary of the sale. It was the Company’s view at the time of the closing that we would be paying the seller retained liabilities, that no breaches of the representations or warranties had been made and that we would fulfill all the covenants and material terms of the agreement. Thus the company believed the balance due under the escrow agreement, subject to the estimated working capital adjustment discussed below, was due to the Company and realization was deemed probable at the closing.

At the time of the closing, the Company was aware of a working capital adjustment and such amount was accrued as of June 30, 2008 in the amount of $342,000. The final working capital downward adjustment was $327,000 which consisted of $406,000 of net working capital adjustments in favor of the buyer, offset by $79,000 of cash adjustments in favor of the seller. The net difference between the Company’s initial working capital reduction estimate of $342,000 and the final adjustment of $327,000 will be recorded by the Company in the fourth quarter when such amounts were agreed upon.
On December 23 2008, the Company and the buyer entered into a settlement agreement to resolve an indemnification claim by the buyer for alleged breaches of representations and with respect to the Company’s financial statements and accounts receivable. As of the closing date the Company did not believe it had breached any of the representations or warranties or had failed to fulfill any other terms of the agreement. The settlement agreement provided that $600,000 would be released to the buyer from the escrow account. In the Company’s view, the indemnification claim became both probable and estimable in the fourth quarter of 2008 and such amount will be recorded in the Company’s year-end financial statements as an adjustment to the previously reported gain on discontinued operations in accordance with paragraph 44 of Financial Accounting Standards Board Statement 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Further, we respectfully highlight paragraph 44a of FAS 144 which specifically indicates resolution of purchase price adjustments and indemnification issues as examples of adjustments to previously reported discontinued operations.
The Company does not believe that we are in breach of any representations or warranties or any other provisions of the sale agreement and is not aware of any other claims against the escrow at this time and believes that realization is probable of the amount remaining in the escrow account.
Please contact the undersigned at (914) 289-9480 should you require additional information or have questions regarding this letter.

Very truly yours, HAIGHTS CROSS COMMUNICATIONS, INC.
By:	/s/ Mark Kurtz
Mark Kurtz, Senior Vice President and
Chief Financial Officer